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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________________June 2004

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, PO Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases: 6/25/2004; 7/06/2004; 7/13/2004;  7/26/2004; 7/27/2004;

                    8/10/2004; 9/09/2004; 9/13/2004;  9/15/2004; 9/21/2004;

                    9/27/2004; 9/29/2004; 9/30/2004; 10/01/2004

2.  Unaudited Interim Financial Statements: Ten Months Ended 6/30/2004

    Form 52-109FT2: CEO Certification of Interim Filings During Transition Period

    Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

    Ten Months Interim Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     20 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 25, 2004

DESERT SUN ORDERS MOBILE EQUIPMENT AND CONCLUDES A SUPPLIER CREDIT AGREEMENT WITH ATLAS COPCO

DESERT SUN MINING CORP. (TSX: DSM) is pleased to confirm that it has finalized an order for mobile equipment in the amount of US$3.8 million (ex works) from Atlas Copco. Atlas Copco has agreed to provide financing for this equipment over a period of 24-months, with the first payment for each piece of equipment due nine months after its shipment. The equipment financing effectively defers an up-front cash requirement of approximately US$3 million until the point where the company has reached a steady state of production. Delivery of the units will take place starting September 2004, with the final loader being delivered in January 2005.

Desert Sun is initially purchasing three ST 1520 Loaders, two RB 282 Rocket Boomers and two M6C ITH Simbas. Atlas Copco will establish a Parts Warehouse at Jacobina and has entered into a Full Service Agreement with the Company. To ensure that Desert Sun meets its production timetable, Atlas Copco has agreed to provide appropriate bridge units. Two loaders and two electric hydraulic jumbos will be delivered to Jacobina in July and August 2004. These units will later be available as backup units in support of Atlas Copco’s guarantees, and thereafter can be released or retained on a rental basis at the option of Desert Sun.

In conjunction with an extensive exploration program, the refurbishment of the 4200 tpd mill at Jacobina is well underway, the underground workings have been de-watered and production is expected to commence in the first quarter of 2005. The mine plan contemplates average annual production of approximately 75,000 ounces of gold in 2005 and 108,000 ounces of gold per year from 2006 to 2011, at a cash cost of approximately US$190 per ounce.

About Atlas Copco

The Atlas Copco Group manufactures products on 51 production sites in 17 countries on five continents. Atlas Copco companies develop and manufacture electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. The products are sold and rented under different brands through a worldwide sales and service network reaching 150 countries, half of which are served by wholly or partly owned sales companies. Head office is in Stockholm, Sweden.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     21 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

July 6, 2004

DESERT SUN RECEIVES OPERATING PERMIT FOR JACOBINA

DESERT SUN MINING CORP. (TSX:DSM) is pleased to confirm that all operating and environmental permits required to re-start mining operations at the Jacobina Mine have now been approved and issued by the appropriate Brazilian governmental agencies. The Jacobina Mine is located on the Bahia Gold Belt in the State of Bahia, Brazil.  In addition to the License of Operation for the mine, Desert Sun has been issued licenses for water usage and water discharge, permits for the purchase and use of cyanide in the metallurgical process, and permits for buying and use of explosives in the mining operations.  Desert Sun also recently announced that a protocol agreement offering continued governmental support to the project had been received from the State of Bahia.

Chief Operating Officer Peter W. Tagliamonte, P.Eng. commented: “The co-operation with the Bahia State government and the Departamento Nacional de Produção Mineral (DNPM) throughout this process has been excellent.  Major underground equipment has been ordered and will be arriving shortly. With all the environmental and operating permits now in place,  we can aggressively proceed to complete the work to begin mining operations. We are very pleased with the progress being made at Jacobina and are confident that we will meet our targets for beginning operations in Q1 of 2005.”

President Stan Bharti added: “We now have the final pieces of the puzzle in place with the granting of the permit and the financing to go forward. The entire team at Desert Sun, and particularly those in Jacobina, has worked tirelessly to achieve this final and most important milestone prior to beginning operations. Our  focus at the mines now turns to achieving our operational and economic objectives for the startup  of production as set out in the Feasibility Study completed in September 2003. We believe that Desert Sun is now poised to become a world class gold producer.”

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     22 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

July 13, 2004

DESERT SUN SCHEDULES CONFERENCE CALL TUESDAY JULY 27TH

PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX: DSM) will hold its regular monthly conference call on Tuesday July 27th  to update shareholders on its preproduction activities and exploration program at the Jacobina Mines on the Bahia Gold Belt in Brazil. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Business Development, Kurt Menchen, will present an update on the preproduction activities. Dr. Bill Pearson, P. Geo, Vice President Exploration and the Qualified Person for Desert Sun, will update the shareholders on the drilling program in progress.

CONFERENCE CALL DETAILS

Date: Tuesday July 27th, 2004

Time: 10:00 a.m EDT

Local callers:

416-405-9310

North American callers:

1-877-211-7911

International callers:

+1-416-405-9310

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     23 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

July 26, 2004

DESERT SUN SCHEDULES CONFERENCE CALL TUESDAY JULY 27TH

PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX: DSM) will hold its regular monthly conference call on Tuesday July 27th  to update shareholders on its preproduction activities and exploration program at the Jacobina Mines on the Bahia Gold Belt in Brazil. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Business Development, Kurt Menchen, will present an update on the preproduction activities. Dr. Bill Pearson, P. Geo, Vice President Exploration and the Qualified Person for Desert Sun, will update the shareholders on the drilling program in progress.

CONFERENCE CALL DETAILS

Date: Tuesday July 27th, 2004

Time: 10:00 a.m EDT

Local callers:

416-405-9310

North American callers:

1-877-211-7911

International callers:

+1-416-405-9310

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     24 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

July 27, 2004

POSITIVE METALLURGICAL TEST RESULTS AT MORRO DO VENTO CONFIRM AVERAGE RECOVERIES OF 96.5% FOR DESERT SUN

DESERT SUN MINING CORP. (TSX: DSM) has received results of the first stage of metallurgical tests performed on samples from diamond drill holes on the Morro do Vento open pit target at the Jacobina Mines on the Bahia Gold Belt in Northeastern Brazil. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina.  Morro do Vento, a new discovery in 2003, is a major, potential open-pit target zone within the Jacobina mining complex.  The metallurgical test work was conducted to determine recoveries using conventional milling. DSM is continuing further test work to determine the heap leach potential for Morro do Vento.

SGS Lakefield Research Limited of Lakefield, Ontario has completed test work on six grade/ore type composites and one overall master composite prepared from rejects of diamond drill hole samples from the Morro de Vento project.  Samples were selected by DSM to provide a representative range of grade and proportion of oxide/sulphide.  Sample selection and the metallurgical test process was reviewed by Bruce Ferguson, P.Eng. consulting metallurgist of Kappes, Cassidy & Associates.  All samples were originally prepared and tested for gold by fire assay by Lakefield Geosol in Brazil.

The six grade/ore type composites and one overall Master Composite were crushed to -10 mesh.  Metallurgical tests consisted of grinding tests on the Master Composite, followed by cyanidation tests on the Master Composite and the individual Grade/Ore Type composites. Averaged gold assay results for the individual composites ranged from 0.53 g Au/t for the Low Grade Oxide composite to 3.50 g Au/t for the High Grade Oxide composite.  Direct assay of the Master composite by screened metallics indicated a grade of 1.73 g Au/t.

SGS Lakefield reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97.0%. No significant difference in extraction was observed for the tests conducted at shorter, 12 hour, and longer, 48 hour, leach times.  Cyanide and lime consumption for the Master Composite were found to be at 0.81 kg/t and 0.22 kg/t, respectively.  Extractions for the individual grade/ore type composites ranged from 90.8% for Low Grade Oxide to 98.5% for High Grade Mixed. Tailings gold grades for these samples ranged from 0.02 to 0.07 g Au/t.

Peter W. Tagliamonte, P.Eng., VP Operations and COO commented “We are very pleased with the Lakefield metallurgical test work results, as they show excellent recoveries throughout the grade spectrum of the Morro de Vento material.  Furthermore the overall extraction result is very similar to previous tests on ore material from Serra do Córrego further confirming the recoveries used in the feasibility study.  We will now go forward in our test work to determine the potential of heap leach recoveries.  Drilling is continuing on this exciting target.”

The Company is pleased to announce that it has appointed Kurt Menchen as the Vice President, Business Development, Brazil. One of Mr. Menchen’s first tasks will be to establish the mineral resource for Morro do Vento and conduct appropriate economic evaluations on the project using both conventional and heap leach recovery methods.  The studies are expected to be completed by year end.

Metallurgical tests were carried out by Lyn Jones, P.Eng., Project Metallurgist and Inna Dymov, P.Eng., Senior Metallurgist of SGS Lakefield Research in Lakefield, Ontario.  Messieurs Jones and Dymov are Qualified Persons as defined under National Instrument 43-101.  Original sample preparation was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil.  Sample selection was done by DSM and reviewed by Mr. Bruce Ferguson, P.Eng. consulting metallurgist for DSM with Kappes, Cassidy & Associates.  Mr. Ferguson is a Qualified Person as defined under National Instrument 43-101.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     25 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

August 10, 2004

DESERT SUN APPROVED FOR LISTING ON AMERICAN STOCK EXCHANGE UNDER SYMBOL “DEZ”

Trading to begin on Wednesday August 11th, 2004

DESERT SUN MINING CORP. (TSX:DSM) has received approval for the common shares of the Company to be listed on the American Stock Exchange (“AMEX”). The shares will be listed on the AMEX under the ticker symbol “DEZ” and will begin trading on Wednesday, August 11, 2004.

Stan Bharti, P.Eng., President of Desert Sun Mining, commented: “The American Stock Exchange is an acknowledged leader in the listing of mining and resource companies and we are pleased to join in the tradition of many successful Canadian companies that have listed on the AMEX. We are looking forward to the opportunity to introduce our company to investors in the United States, and provide investors all across North America with greater information and improved access to invest in the shares of Desert Sun.”

The company has selected Kellogg Capital Group to act as its Floor Specialist at the American Stock Exchange.

The listing remains contingent upon the Company being in compliance with all applicable listing standards on the date that it begins trading on the American Stock Exchange, and the approval for listing may be rescinded if the Company is not in compliance with such standards.

About Desert Sun Mining Corp

Desert Sun owns the Jacobina mine in Bahia State, Brazil and the associated large Bahia Gold Belt, which stretches for over 155 km along strike. The mine produced almost 700,000 ounces of gold from 1983 until 1998, when it was put on standby due to low metal prices.  Total measured and indicated mineral resources reported under National Instrument 43-101 and reviewed and confirmed by Micon International (see press release August 26, 2003) are 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold.  Inferred mineral resources total 29,487,000 tonnes at 2.62 g Au/t containing 2,479,500 ounces of gold.  These resources are on less than 10% of the property.

DSM commissioned a feasibility study through  SNC Lavalin  (see press release September 12, 2003) which confirmed the economics of  reactivating the Jacobina Mine at a gold price of US$350 per ounce and outlined proven and probable reserves of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold within the above measured and indicated mineral resource.  Based on the feasibility study, DSM has begun reactivation of the mine and expects to be in production by the second quarter of 2005. The annual production is expected to be 75,000 ounces in 2005 and reach a steady state of approximately 103,000 ounces per annum thereafter, at an average cash cost of approximately US$190 per ounce.

Under SEC Guide 7 standards, as reported in the Company’s 20-F filing, proven and probable reserves are as stated in the paragraph above.  In addition, mineralized material in the former Canavieiras mine totals 659,000 tonnes grading 5.88 g Au/t.  The reserves have been estimated using a gold price of US$300/ounce, 3:1 $US:$R exchange rate, a cutoff grade of 1.3 g Au/t , dilution of 15% at grade estimated from diamond drilling information and include an allowance for mining recovery including pillars.

The Company has also initiated an aggressive exploration program in 2004 to explore for new zones and upgrade inferred mineral resources to the indicated category. DSM has identified a new discovery, Morro do Vento, located 1.5km north of the processing plant, which has the potential to host a major open pittable mineral resource. The Morro do Vento exploration drilling program is in progress and a new mineral resource estimate to NI 43-101 standards is expected to be announced by year end. The Company is also conducting exploration on the northern part of the Bahia Gold Belt, some 50 km north of the Jacobina Mine.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange under the symbol “DSM” and will be listed on the American Stock Exchange under the symbol “DEZ” on August 11, 2004. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     26 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

September 9th, 2004

DESERT SUN SCHEDULES CONFERENCE CALL TUESDAY SEPTEMBER 14TH

PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX: DSM) will hold its regular monthly conference call on Tuesday September 14th  to update shareholders on its preproduction activities and exploration program at the Jacobina Mine on the Bahia Gold Belt in Brazil. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Business Development, Kurt Menchen, will present an update on the preproduction activities. Dr. Bill Pearson, P. Geo, Vice President Exploration and the Qualified Person for Desert Sun, will update the shareholders on the drilling program in progress.

CONFERENCE CALL DETAILS

Date: Tuesday September 14th, 2004

Time: 10:00 a.m EDT

Local callers:

416-405-9310

North American callers:

1-877-211-7911

International callers:

+1-416-405-9310

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     27 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

September 13th, 2004

DESERT SUN SCHEDULES CONFERENCE CALL TUESDAY SEPTEMBER 14TH

PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX: DSM) (AMEX: DEZ) will hold its regular monthly conference call on Tuesday September 14th  to update shareholders on its preproduction activities and exploration program at the Jacobina Mine on the Bahia Gold Belt in Brazil. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Business Development, Kurt Menchen, will present an update on the preproduction activities. Dr. Bill Pearson, P. Geo, Vice President Exploration and the Qualified Person for Desert Sun, will update the shareholders on the drilling program in progress.

CONFERENCE CALL DETAILS

Date: Tuesday September 14th, 2004

Time: 10:00 a.m EDT

Local callers:

416-405-9310

North American callers:

1-877-211-7911

International callers:

+1-416-405-9310

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     28 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

September 15, 2004

DESERT SUN IDENTIFIES MAJOR NEW ZONE AT MORRO DO VENTO EXTENSION

DESERT SUN MINING CORP. (TSX:DSM) (AMEX:DEZ) has received surface diamond drill results from the Morro do Vento Extension (“MVTE”) area, located immediately north of the processing plant at the Jacobina Mine area, on the Bahia Gold Belt in Northeastern Brazil (see Figure 1).

Highlights include:

*

Hole MCZ-83 intersected 4.94 g Au/t over a true width of 12.6m and Hole MCZ-79 intersected  3.17 g Au/t over 9.8 m, both in the Main Reef

Hole MCZ-81 intersected 2.84 g Au/t over a true width of 13.8m and Hole MCZ-80 intersected 2.13 g Au/t over a true width of 15.1m, both in the Basal Reef

The two conglomerate reefs known as the Basal and Main Reefs that were intersected in the new drill holes are the northern extension of the same reefs in the Morro do Vento area that were previously mined.  The Main Reef in the MVTE is a major new extension that potentially could be up to 1 km in strike length while the results from the Basal Reef confirm the downdip continuity below current measured and indicated mineral resources.  As shown in Figure 2, a cross section, these reefs are about 50m apart and approximately 200 metres stratigraphically below the Intermediate Reefs that are being explored for their open pit potential at Morro do Vento.  The Intermediate Reefs are stratigraphically equivalent to the main conglomerate zone at the Jacobina Mine which is currently being reactivated by DSM.

Dr. Bill Pearson, P.Geo., Vice President, Exploration stated: “These results are very positive as they indicate another major target zone with the potential to outline significant higher grade resources close to existing underground workings.”

Past production from the Basal and Main Reefs in both the Morro do Vento and MVTE areas totaled 2,036,634 tonnes at a recovered grade of 4.14 g Au/tonne containing 271,046 ounces of gold.  Of the total past production, about 72% came from the Main Reef zone, however no previous production is recorded from this reef in the MVTE area. The Basal Reef in the MVTE contains measured and indicated mineral resources of 2,148,000 tonnes at 2.75 g Au/t containing 190,000 ounces of gold and an inferred mineral resource of 645,000 tonnes at 2.67 g Au/t containing 55,000 ounces of gold as previously reported (see press release of August 25, 2003 and NI 43-101 report by Micon International dated August 2003).  Historic underground and surface diamond drill holes that tested the Basal Reef also intersected the Main Reef target zone area however most drill core in this zone was not previously assayed because of the predominantly structural style of the mineralization.  This core is now being sampled as part of the current program.

Table 1: Significant Drilling Results, Morro do Vento Extension

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef/Zone	Depth Below Surface** (m)
MORRO DO VENTO EXTENSION (CUSCUZ)

MCZ-79	N8755332	E334888	El 673
dip -58°	348.15	349.68	2.32	1.53	1.4	Satellite	430
	462.48	484.48	1.68	22.00	20.0	Main-FW	510
incl.	462.48	473.25	3.17	10.77	9.8	Main	505

MCZ-80	N8755397	E334.869	El 689
dip -48°	371.35	374.42	2.86	3.07	3.0	Main	410
	389.04	402.97	1.33	13.93	13.8	FW	420
	427.86	443.09	2.13	15.23	15.1	Basal	450

MCZ-81	N 8755332	E 334888	El 673
dip -42°	357.89	362.22	2.70	4.33	4.2	Main	310
	415.05	438.91	2.21	23.86	23.1	Basal	393
incl.	424.65	438.91	2.84	14.26	13.8	Basal	396

MCZ-83	N 8755290	E 334882	El 664
dip -48°	415.43	428.69	4.94	13.26	12.6	Main	400

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility.  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

Figure 1:  Plan map showing location of Morro do Vento Extension Target Area

Jacobina Mine Area Geology
With Major Zones

N
11 km
Canavieiras Mine Underground drill program being completed.
Serra do Córrego
Intermediate Reef
Morro do Vento Target Area Major potential open pittable zone. Drill program being completed.
Jacobina Mine Mine being rehabilitated. Full production expected Q2 2005.
Intermediate Reef
Plant
Past Production Basal/Main Reef: 2,036,634 tonnes at 4.14g Au/t, yielding 271,046 oz. Au.
Morro do Vento Extension Target Area.
0
500
1,000
Meters
Legend
Rio do Ouro Fm
Intrusives
Mafic Intrusive
Ultramafic intrusive
Serra do Corrego Fm
Upper Quartzite
Upper Conglomerate
Marker Schist
Intermediate Quartzite
Lower Conglomerate
Basal Quartite
Basement
Major Faults
Garimpos

September 2004

DSM
DESERT SUN MINING

Figure 2:  Cross Section Morro do Vento Extension Area

N
334500 E
334600 E
334700 E
334800 E
334900 E
700 m
600 m
500 m
400 m
300 m
630 Level
570 Level
524 Level
480 Level
Basal Reef
Main Reef
Intermediate Reef
MCZ83
nsv
Old holes cutting Main Reef not previously sampled. Available core has been resampled by DSM - results pending.
0.98g/7.6m
MCZ73
3.61g/11.2m
MCZ68
4.94g/12.6m
MCZ83
hole lost before basal reef intersected
LEGEND
Quartz pebble conglomerate
Quartzite
Basement rock
Fault
Level/drift
Diamond drill hole with hole number
MCZ68
3.61g/ 11.2m
Assays: 3.61 g Au/t over 11.2 m (true width)
10
30
50
metres
0
20
40
100

MORRO DO VENTO EXTENSION
CROSS SECTION 8755275 N
LOOKING NORTH

September 2004

DSM
DESERT SUN MINING

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     29 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

September 21, 2004

DESERT SUN APPOINTS BRUCE HUMPHREY PRESIDENT & CEO

Stan Bharti Appointed Chairman & Gerry McCarvill Appointed Vice-Chairman

DESERT SUN MINING CORP. (TSX: DSM) (AMEX: DEZ) is pleased to announce that Bruce Humphrey, P.Eng., has joined the firm as President and Chief Executive Officer and a member of the Board of Directors.  Stan Bharti, P.Eng.  has been appointed Chairman of the Board of Directors and Gerry McCarvill has been appointed Vice Chairman of the Desert Sun Board.  Both Messrs. Bharti and McCarvill will continue to be active in the growth of the Company.  Mr. Humphrey’s commencement date with the Company will be mid October 2004.

Mr. Humphrey is a mining engineer with 30 years experience in the mining industry.  He has worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions.  He has been very active in several mining associations and mine safety groups.

In his most recent position, Mr. Humphrey was Senior Vice President and Chief Operating Officer of Goldcorp Inc., (TSX: G) (NYSE: GG).  His responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine as well as the Exploration Group and Goldcorp’s operations in South Dakota and Saskatchewan.

Mr. Humphrey’s considerable experience in operating significant gold mining operations is a great step forward as the Company enters this all important stage of building a world class mining company.  Mr. Humphrey’s compensation package includes a grant of options which is subject to shareholder approval.

“It’s a pleasure to welcome Bruce to the Desert Sun team and to the Board of Directors.  His extensive operational and management experience, particularly at Goldcorp will be valuable to Desert Sun as we move into production,” said Stan Bharti.

Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil.  The mine will re-start operations in the first quarter of 2005.  Based on the SNC Lavalin Feasibility Study which used a gold price of US $350 per ounce and a Real (Brazilian currency) to $ US exchange rate of 3:1, the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

Mr. Stan Bharti, and Mr. Gerry McCarvill who have been instrumental in building the Company since the outset, will continue to contribute to the Company’s performance as Chairman and Vice-Chairman respectively.

Mr. Bharti is well known on an international basis as an innovative mining finance executive and will continue to expand relationships with investment banks and institutional investors.

Mr. McCarvill will focus on bringing a higher profile of Desert Sun to retail investors in the United States and Canada.  Recently, the Company was listed on the American Stock Exchange thereby allowing US investors better access to the Company.

The Board of Directors would like to thank Messrs. Bharti and McCarvill for a job well done in bringing the Company to this advanced stage, and congratulate all three gentlemen on their new positions.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     30 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

September 27, 2004

DESERT SUN MINING RINGS THE OPENING BELL AT THE AMEX STOCK EXCHANGE

DESERT SUN MINING CORP. (TSX: DSM) (AMEX: DEZ) will officially commemorate its recent listing on the American Stock Exchange by ringing the Opening Bell ceremony on Monday September 27, 2004 at 9:30 am EDT.

“The listing of our common shares on the Amex signals the important phase of development and growth for the Company” stated Desert Sun Chairman Stan Bharti. “Our strong management team has been further enhanced by the recent addition of Bruce Humphrey, P.Eng., as President and CEO. On September 17th,  the Jacobina Mine was officially opened in a ceremony presided over by Mr. Paulo Souto, Governor of the State of Bahia in Brazil  and Canadian Ambassador to Brazil Madame Suzanne Laporte. We are on target for the startup of production activities in Q1 2005.”

Video footage of the Opening Bell can be viewed at www.amex.com.

Following the Opening Bell on Monday September 27, Desert Sun Chairman Stan Bharti will appear as a guest on the CNNfn program “The Money Gang” at 1:00 pm EDT.

On Monday evening, the management of Desert Sun Mining will host a reception with the Brazilian Consul General in New York, Ambassador Julio Cesar Gomes dos Santos, and the Canadian Consul General in New York, Ms. Pamela Wallin.

On Wednesday September 29, 2004, Mr. Bharti will be the featured guest on the Power Breakfast segment on ROBTv at 8:50 am EDT, with the interview repeated at 10:50 EDT.

Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil.  The mine will re-start operations in the first quarter of 2005.  Based on the SNC Lavalin Feasibility Study which used a gold price of US $350 per ounce and a Real (Brazilian currency) to $ US exchange rate of 3:1, the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

Statements in this release that are not historical facts are “forward-looking statements” within  the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     31 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

September 29, 2004

DESERT SUN DRILLING CONFIRMS WIDE AREA OF GOLD MINERALIZATION AT MORRO DO VENTO

DESERT SUN MINING CORP. (TSX:DSM) has received additional drill results that further support the possibility of outlining a large mineral resource at the Morro do Vento target area at the Jacobina Mines on the Bahia Gold Belt in Brazil. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina.

To date 80 holes totaling 13,700 m have been completed at Morro do Vento and results have been received for all of these holes.  The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings).

Table 1 below summarizes new drilling results at Morro do Vento which are principally from holes in the central 900 metre long core of the target zone (see Figure 1).

Highlights include:

*

MVT-335 which intersected 1.01 grams gold per tonne (g Au/t) over a true width of 54.3m including a higher grade intersection of 2.65 g Au/t over a true width of 8.6m;

*

MVT-353 which intersected 0.93 g Au/t over a true width of 80.5m including a higher grade intersection of 2.04 g Au/t over 11.0m true width; and

*

MVT-346 which returned 0.88 g Au/t over a true width of 65.9m including 2.93 g Au/t over a true width of 10.2m;

*

MVT-357 which intersected 0.81 g Au/t over a true width of 46.7m including 1.67 g Au/t over 10.4m true width

Dr. Bill Pearson, P.Geo. stated: “These results continue to confirm the wide extent of gold mineralization in the Morro do Vento zone.  Detailed drilling has also provided much better definition of higher grade shoots within the broad lower grade zone.  Work has begun on estimating a new mineral resource which will form the basis for a preliminary evaluation study by SRK Consulting.”

Morro do Vento Preliminary Evaluation Study Commences

Desert Sun has retained SRK Consulting to complete a preliminary evaluation study of the Morro do Vento target zone.  This study will examine both open pittable and bulk underground mining possibilities with processing by conventional and heap leach methods.  Mr. Ken Reipas, P.Eng. will be the project manager for SRK.  The resource model is currently being updated and a mineral resource estimate incorporating all new drill data will be completed by John Reddick, P.Geo. of Reddick Consulting Ltd. in collaboration with Terry Hennessey, P.Geo. of Micon International.  Preliminary metallurgical testing to assess the heap leach potential will be carried out at CETEM, an independent metallurgical laboratory in Rio de Janeiro, Brazil under the supervision of Bruce Ferguson, P.Eng., consulting metallurgist with Kappes, Cassiday.  As previously reported (see press release July 27, 2004), positive metallurgical tests were obtained for conventional processing by SGS Lakefield of Lakefield, Ontario, Canada.  It is expected that the study will be completed by the end of this year.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility.  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO (DETAILED DRILLING AREA)

MVT 335	N8753634	E334709	El 970
dip -82°	35.23	122.85	1.01	87.62	54.3	78
incl.	35.23	38.63	2.17	3.40	2.1	40
incl.	50.72	60.86	1.58	10.14	6.3	55
incl.	83.43	97.27	2.65	13.84	8.6	92
incl.	115.22	122.85	2.17	7.63	4.7	118

MVT 341	N 8753489	E 334750	El 989
dip -71°	353.76	359.80	2.65	6.04	6.0	230
incl.	356.54	359.80	4.01	3.26	3.3	244

MVT 346	N 8753585	E 334742	El 966
dip -88°	74.60	173.03	0.88	98.43	65.9	130
incl.	74.60	77.89	4.12	3.29	2.2	80
incl.	114.62	129.80	2.93	15.18	10.2	125
incl.	168.01	173.03	2.05	5.02	3.4	175

MVT 349	N8753687	E334680	El 980
dip -40°	3.00	83.14	0.61	80.14	78.5	38
incl.	37.93	46.32	2.10	8.39	8.2	38
incl.	81.19	83.14	3.00	1.95	1.9	70

MVT 350	N8753935	E334663	El 990
dip -40°	50.14	56.00	0.65	5.86	5.9	35
incl.	81.00	82.83	2.19	1.83	1.8	45

MVT351	N8753937	E334663	El 991
dip -62°	33.29	111.00	0.63	77.71	67.6	73
incl.	55.18	73.63	1.08	18.45	16.1	64
incl.	100.47	111.00	1.52	10.53	9.2	102

MVT 352	N 8753509	E 334.750	El 987
dip -89°	102.20	105.39	1.62	3.19	1.6	100

* all holes are NQ diamond drill core size and have been drilled + perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Table 1: Significant Drilling Results, Morro do Vento (con’t)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO (DETAILED DRILLING AREA)

MVT353	N8753889	E334669	El 992
dip -86°	63.50	246.43	0.93	182.93	80.5	100
incl.	81.00	89.12	2.06	8.12	3.6	57
incl.	128.11	153.00	2.04	24.89	11.0	94
incl.	219.55	246.43	1.97	26.88	11.8	138

MVT 354	N8753939	E334666	El 993
dip -72°	46.70	237.00	0.50	190.30	68.5	104
incl.	86.17	94.91	1.75	8.74	3.1	70
incl.	148.40	177.66	1.07	29.26	10.5	118
incl.	220.21	237.00	1.01	16.79	6.0	165

MVT 355	N8754082	E 334622	El 1004
dip -72°	16.86	205.24	0.69	188.38	67.8	95
incl.	147.26	156.43	1.83	9.17	3.3	125
incl.	193.92	205.24	4.36	11.32	4.1	164

MVT 356	N8754142	E334615	El 997
dip -87º	13.65	96.95	0.71	83.30	56.6	54
incl.	13.65	20.50	0.99	6.85	4.7	18
incl.	50.50	52.96	1.46	2.46	1.7	50
incl.	84.51	96.95	3.23	12.44	8.5	88

MVT 357	N8753968	E334647	El 997
dip -70°	42.55	222.34	0.81	179.79	46.7	105
incl.	116.37	156.30	1.67	39.93	10.4	106
incl.	201.70	208.46	2.51	6.76	1.8	158

MVT 358	N8753 995	E334689	El 978
dip -75º	72.62	232.87	0.60	160.25	67.3	118

MVT 359	N 8754138	E334674	El 967
dip -73º	66.84	217.90	0.53	151.06	46.8	110
incl.	66.84	75.29	1.46	8.45	2.6	57
incl.	91.44	96.30	1.74	4.86	1.5	75
incl.	160.03	174.10	2.57	14.07	4.4	132
incl.	165.58	174.10	3.88	8.52	2.6	132

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Table 1: Significant Drilling Results, Morro do Vento (con’t)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO (DETAILED DRILLING AREA)

MVT 360	N 8754299	E 334.665	El 944
dip -50º	45.94	47.06	1.31	1.12	1.0	51
	Faulted

MVT 361	N8754257	E 334664	El 951
dip -73º	3.65	91.22	0.51	87.57	69.2	50
incl.	3.65	6.77	1.04	3.12	2.5	5
incl.	15.63	21.57	1.29	5.94	4.7	19
incl.	85.29	91.22	2.76	5.93	4.7	94

MVT 362	N 8754054	E334631	El 1000
dip -43º	13.89	17.12	1.30	3.23	3.2	12
incl.	33.51	35.86	0.56	2.35	2.3	26
incl.	63.27	70.79	0.59	7.52	7.4	47

MVT363	N 8754120	E334735	El 923
dip -48º35'	44.76	114.79	0.76	70.03	67.9	97
incl.	44.76	48.00	1.39	3.24	3.1	60
incl.	87.31	94.49	2.74	7.18	7.0	110
incl.	110.57	114.79	3.46	4.22	4.1	137

MVT364	N 8754137	E334673	El 968
dip -80º	34.06	132.39	0.57	98.33	69.8	93
incl.	34.06	40.65	1.89	6.59	4.7	45
incl.	49.81	52.71	2.93	2.90	2.1	58
incl.	95.95	100.48	1.83	4.53	3.2	106
incl.	128.85	132.39	2.52	3.54	2.5	140

MVT 365	N 8754100	E334638	El 997
dip -87º	26.15	141.16	0.42	115.01	67.9	83
incl.	36.34	40.20	1.04	3.86	2.3	39
incl.	87.79	93.06	2.02	5.27	3.1	90
incl.	135.97	141.16	2.99	5.19	3.1	135

MVT 366	N 8754330	E334700	El 932
dip -81º	84.76	92.05	3.24	7.29	5.0	95
incl.	82.41	92.05	2.52	9.64	6.7	92

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Table 1: Significant Drilling Results, Morro do Vento (con’t)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MVT367	N 8754010	E 334675	El 988
dip -77º	36.16	135.76	0.58	99.60	73.7	95
incl.	50.90	54.38	1.87	3.48	2.6	60
incl.	83.57	90.73	2.38	7.16	5.3	96
incl.	129.39	135.76	1.70	6.37	4.7	140

MVT368	N 8754240	E 334663	El 955
dip -76º	6.45	95.27	0.43	88.82	68.4	53
incl.	18.30	25.10	0.64	6.80	5.2	24
incl.	59.26	63.44	0.79	4.18	3.2	65
incl.	89.24	95.27	2.84	6.03	4.6	98

MVT 369	N 8754409	E 334677	El 938
dip -43º	27.03	29.34	3.37	2.31	2.3	27
incl.	24.66	29.34	1.93	4.68	4.6	27

MVT370	N 8754385	E334711	El 923
dip -83º	76.96	83.03	0.90	6.07	3.3	75

MORRO DO VENTO (NORTHERN END OF TARGET AREA)

MVT 326	N 8754690	E334900	El 672
dip +8°	No significant values

MVT 327	N 8754818	E 334859	El 671
dip +23°	51.09	52.03	4.82	0.94	0.4	25
incl.	51.09	58.85	1.02	7.76	3.5	27

MVT 328	N 8754768	E 334879	El 662
dip +18°	45.55	47.65	1.63	2.1	1.1	33

* all holes are NQ diamond drill core size and have been drilled + perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Figure 1: Longitudinal Section of Morro do Vento showing Location of Detailed Drilling Area

N=8,753,000
N=8,753,200
N=8,753,400
N=8,753,600
N=8,753,800
N=8,754,000
N=8,754,200
N=8,754,400
N=8,754,600
N=8,754,800
N=8,755,000
2 km
Elevation (a.s.l.)
1050
1000
950
900
850
800
750
700
650
N
Detailed Drilling Area
Past Production - 413,974 tonnes at 3.87 g Au/t from one conglomerate layer 1.9 metres thick.
MTV 191
MTV 290
MTV 14
MTV 292
MTV 343
MTV 289
MTV 5
MTV 200
MTV 13
MTV 341
MTV 206
MTV 330
MTV 2
MTV 329
MTV 92
MTV 82
MTV 145
MTV 90
MTV 147
MTV 2A
MTV 158D
MTV 158
MTV 157
MTV 16
MTV 87A
MTV 87
MTV 4A
MTV 4
MTV 324
MTV 153
MTV 153A
MTV 117
MTV 143
MTV 127
MTV 135
MTV 233
MTV 114
MTV 232
MTV 230
MTV 116
MTV 107
MTV 1
MTV 221
MTV 220
MTV 1A
MTV 137
MTV 141
MTV 325
MTV 328
MTV 327
MTV 89
MTV 9
MTV 77
MTV 84
MTV 76
MTV 75
MTV 78
MTV 100
MTV 85
0
200
m

N
Canavieiras Mine
Morro do Vento Extension
Plant
Morro do Vento
Jacobina Mine
LOCATION MAP
0
2
km

LEGEND

- Detailed drilling area
- DSM drill hole — MTV 289
- Old drill hole — MTV 85
- Level
- Underground workings
- Fault
- Gold mineralized area
- Underground Mineral Resource
- Intrusive
- Breccia
- Garimpos

Morro do Vento Vertical Longitudinal Section

(Looking West)

September 2004

DESERT SUN MINING

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     32 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

AMERICAN STOCK EXCHANGE

SYMBOL: DEZ

October 1, 2004

DESERT SUN DECIDES NOT TO PROCEED WITH $15 MILLION CREDIT FACILITY WITH QUEST CAPITAL

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) has decided not to proceed with the previously negotiated $15 million credit facility with Quest Capital Corp. (see Press Release dated June 8, 2004).  Following completion of the equity financing announced September 30, 2004, for up to $20 million, Desert Sun will have no immediate requirement for a credit facility to complete project construction at the Jacobina Mine on the Bahia Gold Belt in northeastern Brazil.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

Fellow Shareholders:

I am pleased to report to you that the completion of the recent quarter finds us continuing to record solid progress towards our objectives of re-starting production at the Jacobina Mine in 2005, and increasing the resources and reserves on the Bahia Gold Belt in northeast Brazil.

Pre-Production Activity

Shortly after the completion of the quarter, a very significant achievement toward mine reactivation was realized in the form of the approval of the final Operating Permit for the Jacobina Mine by the State government of Bahia. This removes all remaining bureaucratic hurdles and allows us to aggressively proceed to complete the work to begin mining operations. During the quarter the State government also signed a Protocol of Intentions containing financial incentives, tax deferrals, and tax reductions that significantly enhance the economics of mining operations.

During the quarter Desert Sun secured a $15 million non-hedged credit facility which will provide the necessary capital to complete construction and mine startup activities. Financing for mobile equipment has also been secured and the major equipment has been ordered.

Exploration Activity

During the quarter the exploration team continued to achieve significant success. Drilling at Joao Belo has indicated the potential for major depth extension and upgrading of the Inferred resource to the Indicated category. At Morro do Vento, further drilling continues to support the possibility of outlining a large mineral resource conducive to low-cost, bulk mining techniques. At the former Canavieiras Mine, results have been very positive and indicate that significant higher grade resources could be outlined both along strike and at depth.

In the northern extension of the Bahia Gold Belt, Desert Sun has significantly increased its land holdings and identified four major target areas. Drilling has commenced on these targets with two drill rigs in the area.

With all of our activities we continue to be extremely focused on the efficient execution of the tasks at hand: the restart of mining and production activities in 2005, and increasing the mineral resources and reserves on the Bahia Gold Belt. Through these activities we remain committed to delivering long-term value to our shareholders.

Yours truly,

“signed”

Stan Bharti

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars - Unaudited)

June 30,

August 31,

2004

2003

(Unaudited)

(Audited)

Assets

Current

Cash and equivalents

$

23,791,077

$

6,832,461

Amounts receivable and prepaid expenses

         1,177,274

              68,742

24,968,351

6,901,203

Exploration property, plant and equipment (Note 2)

15,615,409

3,147,498

Equipment (Note 3)

           930,584

              39,455

$

      41,514,344

$

     10,088,156

Liabilities

Current

Accounts payable and accrued liabilities

$

          666,824

$

          487,632

Shareholders' Equity

Share capital (Note 4)

44,745,660

16,952,085

Warrants (Note 5)

7,082,765

1,682,832

Contributed surplus (Note 8)

4,975,943

428,419

Deficit

    (15,956,848)

      (9,462,812)

      40,847,520

        9,600,524

$

     41,514,344

$

     10,088,156

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These statements are unaudited and have not been reviewed by the auditors. The most significant accounting principles have been set out in the August 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These financial statements are presented on the accrual basis of accounting and accordingly, a precise determination of many assets and liabilities is dependent upon future events. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars - Unaudited)

Three Months

Three Months

   Ten Months

Nine Months

  Ended

Ended

Ended

 Ended

   June 30,

   May 31,

 June 30,

 May 31,

   2004

2003

  2004

2003

Expenses

Amortization

(23,899)

3,307

4,851

3,771

Compensation expense (Note 7)

104,600

19,125

4,582,524

367,125

Consulting fees

19,406

-

266,363

-

Director's fees

23,000

-

47,000

-

Investor relations and

   shareholders' information

95,414

171,419

445,883

291,105

Management and administrative

   services

173,925

122,547

842,504

526,695

Office and miscellaneous

129,934

37,544

295,041

182,547

Professional fees

55,384

24,658

138,678

56,767

Transfer agent, listing and filing

   fees

17,813

4,946

57,852

16,161

Travel and entertainment

           132,367

             77,346

           296,496

           211,748

727,944

460,892

6,977,192

1,655,919

Other

Interest income

(189,751)

(21,052)

(480,309)

(40,363)

Foreign exchange loss / (gain)

                4,671

               1,945

             (2,847)

               1,224

Net loss for the period

(542,864)

(441,785)

(6,494,036)

(1,616,780)

DEFICIT, beginning of period

    (15,413,984)

      (8,383,734)

      (9,462,812)

      (7,208,739)

DEFICIT, end of period

$

   (15,956,848)

$

    (8,825,519)

$

  (15,956,848)

$

    (8,825,519)

Net loss per share - basic and

diluted (Note 10)

$

(0.01)

$

(0.02)

$

(0.12)

$

(0.07)

Weighted average number

of shares outstanding

57,236,873

21,792,818

53,807,922

21,792,818

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars - Unaudited)

Three Months

Three Months

   Ten Months

Nine Months

  Ended

Ended

Ended

 Ended

   June 30,

   May 31,

 June 30,

 May 31,

   2004

2003

  2004

2003

Cash Provided by (Used in):

OPERATING ACTIVITIES

Net loss for the period

$

(542,864)

$

(441,785)

$

(6,494,036)

$

(1,616,780)

Adjustment for non-cash items:

Amortization

(23,899)

3,307

4,851

3,771

Compensation expense (Note 7)

104,600

19,125

4,582,524

367,125

Net change in non-cash working

capital balances

           (91,149)

             (3,401)

         (921,629)

           (12,399)

         (553,312)

         (422,754)

      (2,828,290)

      (1,258,283)

INVESTING ACTIVITIES

Exploration property, plant and

   equipment (net)

(4,662,765)

(766,137)

(9,467,911)

(1,570,893)

Equipment (net)

         (399,967)

             20,160

        (903,691)

           (22,928)

      (5,062,732)

         (745,977)

    (10,371,602)

      (1,593,821)

FINANCING ACTIVITIES

Funds in trust

-

425,000

-

-

Issuance of common shares,

   net of issue costs

              36,000

           (40,459)

      30,158,508

        4,682,247

              36,000

           384,541

       30,158,508

        4,682,247

CHANGE IN CASH AND

   EQUIVALENTS, for the period

(5,580,044)

(784,190)

16,958,616

1,830,143

CASH AND EQUIVALENTS,

   beginning of period

      29,371,121

        4,349,472

         6,832,461

        1,735,139

CASH AND EQUIVALENTS,

    end of period

$

     23,791,077

$

       3,565,282

$

     23,791,077

$

       3,565,282

Supplemental cash flow information

Exploration property, plant and

   equipment

$

-

$

-

$

3,000,000

$

-

Common shares

-

-

(3,035,000)

-

Contributed surplus

$

-

$

-

$

35,000

$

-

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

1.

SIGNIFICANT ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. ("Desert Sun" or the "Company") has prepared these unaudited financial statements for the ten months ended June 30, 2004, in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements should be read in conjunction with the August 31, 2003 audited financial statements.

These unaudited interim financial statements follow the same accounting policies as the August 31, 2003 audited financial statements, except for the following:

Stock - Based Compensation

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a compensation expense has been recorded for the ten months ended June 30, 2004 for awards granted in the period using the fair value method. The proforma expense applicable to the options granted to employees in the nine months ended May 31, 2003 was $1,313,548.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements. Operating results for the ten months ended June 30, 2004 are not indicative of the results that may be expected for the full fiscal year ending December 31, 2004.

2.

EXPLORATION PROPERTY, PLANT AND EQUIPMENT

Opening Balance

Expenditure During

Ending Balance

September 1, 2003

the Period

June 30, 2004

Acquisition costs

325,000

5,000,000

5,325,000

Exploration costs

Feasibility study expenses

626,648

152,109

778,757

Drilling and assaying

832,260

2,971,817

3,804,077

Access roads

-

77,179

77,179

Geological and geophysical

378,872

627,282

1,006,154

Transport and travel expenses

246,305

242,199

488,504

Labour, administration and consumables

738,413

1,736,983

2,475,396

Preproduction costs

Mine development – Jacobina Mine

-

491,832

491,832

Mill process area – Jacobina Mine

-

862,329

862,329

Transport and travel expenses

-

100,739

100,739

Mine development – Consumables

-

205,442

205,442

3,147,498

12,467,911

15,615,409

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

2.

EXPLORATION PROPERTY, PLANT AND EQUIPMENT (continued)

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) ("VVI") dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004. An officer and director of the Company is a director of VVI. On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation ("Rockwater") to purchase from Rockwater a 1.7% net smelter royalty on the Jacobina Mine for cash consideration of $200,000. A director of the Company was also a director of Rockwater.

In September 2003, Desert Sun completed the expenditure commitment required in terms of the option agreement, acquired a 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest of the Jacobina property, plant and equipment from VVI. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

3.

EQUIPMENT

Accumulated

2004

2003

Cost

Amortization

Net

Net

Canada

Computer equipment

 6,522

 1,481

5,041

24,702

Office furniture and equipment

 13,499

2,925

10,574

14,753

Brazil

Equipment

96,239

-

96,239

-

Vehicles

245,087

-

245,087

-

Computer equipment

106,657

-

106,657

-

Office furniture and equipment

14,845

-

14,845

-

Property, plant and equipment (Note 3(a))

452,141

-

452,141

-

934,990

 4,406

 930,584

39,455

(a)

In September 2003, Desert Sun acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda., the Brazilian company that holds the Jacobina Mine mining and exploration licences, fixed property and plant and equipment. The historical book value of the assets was substantially written down when the mine was placed on care-and-maintenance in 1998 by VVI; with the remaining value attributed principally to the fixed property. Management has reviewed the fixed property portfolio and has determined that the current fair value of the fixed property exceeds the stated book value.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

4.

SHARE CAPITAL

a)

Authorized - unlimited common shares without par value

b)

Issued

Number of Shares

Amount

Beginning balance, August 31, 2003 (audited)

32,868,484

$

16,952,085

Issued for Jacobina gold property (Note 4(c))

1,851,852

3,000,000

Private placement - gross proceeds (Note 4(d))

8,115,000

11,198,700

Private placement - gross proceeds (Note 4(e))

11,764,707

20,000,002

Warrant valuation (Note 4(e))

(5,823,530)

Exercise of warrants - cash proceeds

2,244,000

1,223,700

Exercise of warrants - warrant valuation allocation

423,597

Exercise of stock options - cash proceeds

422,500

241,350

Exercise of stock options - option valuation allocation

35,000

Share issue costs

(2,505,244)

Ending balance, June 30, 2004 (unaudited)

57,266,543

$

44,745,660

(c)

Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (''VVI''). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. An officer and director of the Company is a director of VVI.

(d)

$11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

(e)

$20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 and expire on November 20, 2008.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

The gross proceeds have been prorated to common shares and warrants based on the fair value of each component, as follows:  shares - $14,176,470; warrants - $5,823,530.

(f)

Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

5.

WARRANTS

The following summarizes the warrant activity during the ten months ended June 30, 2004:

Number of

Weighted Average

warrants

Exercise Price

Balance, August 31, 2003 (audited)

7,288,260

$

1.00

Issued

5,882,353

2.50

Exercised

(2,244,000)

0.54

Balance, June 30, 2004 (unaudited)

10,926,613

$

1.90

Summary of warrants outstanding at June 30, 2004:

Expiry Date

Number of Warrants

Exercise Price

Amount (*)

August 3, 2004

600,000

 $0.50

$

108,000

August 18, 2004

2,275,533

   1.25

500,617

July 22, 2005

2,168,727

   1.35

650,618

November 20, 2008

5,882,353

   2.50

5,823,530

10,926,613

 $1.90

$

7,082,765

(*) Black-Scholes valuation

6.

STOCK OPTIONS

The following summarizes the stock option activity during the period:

Number of

Weighted Ave.

Options

Exercise Price

Balance, August 31, 2003 (audited)

3,133,497

$

0.79

Exercised during the period

(422,500)

0.58

Granted during the period

4,247,499

1.65

Balance, June 30, 2004 (unaudited)

6,958,496

$

1.33

The Company has a stock option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 8,500,000 common shares in the aggregate, and with respect to any one optionee, to 5% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Effective January 21, 2004, all options granted under the Plan vest and become exercisable immediately.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

6.

STOCK OPTIONS (Continued)

As of June 30, 2004, the following options to acquire common shares were outstanding:

Expiry Date

Number of Options

Exercise Price

($)

July 11, 2007

665,000

  0.38

September 16, 2007

42,000

  0.40

September 16, 2007

132,000

  0.60

September 16, 2007

132,000

  0.80

February 4, 2008

1,289,997

  1.00

April 23, 2008

225,000

  1.00

July 2, 2008

100,000

  1.00

July 23, 2008

75,000

  1.10

July 25, 2008

50,000

  1.35

September 22, 2008

2,150,000

  1.62

October 21, 2008

400,000

  1.65

November 17, 2008

50,000

  1.95

December 11, 2008

185,000

  1.57

December 22, 2008

1,362,499

  1.70

April 7, 2009

100,000

  1.60

6,958,496

  1.33

7.

STOCK OPTION COMPENSATION ADJUSTMENT

During the ten months ended June 30, 2004, 4,247,499 stock options were issued to directors, officers and consultants of the Company.

A summary of the options granted and value attributed to them are as follows:

(i)

2,150,000 stock options exercisable at $1.62 and expire September 23, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 2,150,000 stock options was $2,279,000.

(ii)

400,000 stock options exercisable at $1.65 and expire October 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 400,000 stock options was $432,000.

(iii)

50,000 stock options exercisable at $1.95 and expire November 17, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 50,000 stock options was $64,000.

(iv)

185,000 stock options exercisable at $1.57 and expire December 11, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 185,000 stock options was $190,550.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

7.

STOCK OPTION COMPENSATION ADJUSTMENT (continued)

(v)

1,362,499 stock options exercisable at $1.70 and expire December 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 1,362,499 stock options was $1,512,374.

(vi)

100,000 stock options exercisable at $1.60 and expire April 7, 2009. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 100,000 stock options was $104,600.

The Black-Scholes valuation for the above mentioned stock options was expensed in the statement of operations.

8.

CONTRIBUTED SURPLUS

Amount (*)

($)

Balance, August 31, 2003 (audited)

428,419

Options exercised during the period

(35,000)

Options granted during the period

4,582,524

Balance, June 30, 2004 (unaudited)

4,975,943

Included in contributed surplus are the following valuations regarding stock and compensation options:

Expiry Date

Number of Options

Exercise price

Amount (*)

   ( $)

     ($)

July 22, 2005

227,272

1.35

179,545

October 15, 2007

200,000

0.55

39,000

February 4, 2008

350,000

1.00

108,500

April 23, 2008

175,000

1.00

47,250

July 23, 2008

75,000

1.10

19,124

September 22, 2008

2,150,000

1.62

2,279,000

October 21, 2008

400,000

1.65

432,000

November 17, 2008

50,000

1.95

64,000

December 11, 2008

185,000

1.57

190,550

December 22, 2008

1,362,499

1.70

1,512,374

April 7, 2009

100,000

1.60

104,600

5,274,771

4,975,943

(*) Black-Scholes valuation

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Ten Months Ended June 30, 2004

9.

INCOME TAXES

The estimated taxable income for the period is nil. Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

For further information on the Company's actual losses for tax purposes, refer to Note 7 of the August 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

10.

BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury method and reflects the maximum possible dilution from the potential exercise of stock options and warrants. Diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

11.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)

Management and administrative services expense includes $ 75,000 (2003 - $ 67,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b)

Desert Sun shares its premises with other companies that have common directors. Desert Sun is reimbursed by the related companies for their proportional share of the expenses.

(d)

An officer and director of the Company is a director of VVI.

12.

OTHER EVENTS

During the period, the Company received regulatory approval to change its year end to December 31, 2004. Accordingly, the Company has reported on the operations for the three and ten months ended June 30, 2004, while comparative results are for the three and nine months ended May 31, 2003.

13.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

FORM 52-1 09FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Stan Bharti, the President and Chief Executive Officer of Desert Sun Mining Corp., certify that:

1.

I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Desert Sun Mining Corp. (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

August 9, 2004

Stan Bharti

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of Desert Sun Mining Corp., certify that:

1.

I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Desert Sun Mining Corp. (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

August 9, 2004

Stephen Woodhead

Chief Financial Officer

DESERT SUN MINING CORP.

Management’s Discussion and Analysis

(All amounts stated/n Canadian dollars, rounded to the nearest thousand, unless otherwise indicated)

Managements discussion and analysis should be read in conjunction with the Consolidated Financial Statements as well as the Consolidated Annual Financial Statements for the fiscal year ended August 31, 2003, and is intended to provide the reader with a review of the factors that affected the Company’s performance during the three and ten month periods ending June 30, 2004 and those factors reasonably expected to impact on future operations and results.

Overview

Desert Sun Mining Corp. (“Desert Sun” or the “Company”) is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company’s principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol DSM and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT, The Company’s shares began trading on the American Stock Exchange (AMEX) on August 11, 2004 under the symbol DEL.

Change in the ending date ol Financial Year

Desert Sun has changed its financial year-end from August 31 to December 31. Under Brazilian law, Jacobina Mineracão e Comercio Ltda. (“JMC”) is required to have a year-end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun’s principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year-end. The Company intends to implement this change immediately by having a transition year of 16 months, with the last day of the transition year being December 31, 2004,

Results of Operations

On a consolidated basis, Desert Sun recorded a net loss from operations of $543,000 in the three months ended June 30, 2004, or 1 cent per share, $5,116,000 in the four months ended March 31, 2004, and $835,000 in the three months ended November 30, 2003, Included in the loss from operations in the second quarter was a non-cash compensation expense of $4,478,000, attributable to options issued to directors, officers, employees and consultants during the seven months then ended (and which vested during the second quarter) as valued in terms of the Black-Scholes option pricing model. In the third quarter this expense amounted to only $105,000. (The assumptions applied for the Black-Scholes option pricing model included an expected dividend yield of 0%, expected volatility of 78%, a risk-free interest rate of 4,0% and an expected life of five years.) The net loss from operations in the three months, excluding these book entries was $438,000, comprising general and administration expenses of $628,000 and interest received on cash invested of $190,000. Ongoing head office cash expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to be in the range of $500,000 to $600,000 per quarter.

In the three months ended June 30, 2004, Desert Sun invested $4.7 million in the acquisition, exploration and development of the Jacobina Mine, compared with $1.8 million in the four months ended March 31, 2004 and $6 million in the three months ended November 30, 2003. Expenditure in the first quarter included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

At the Jacobina Mine, the principal activities during the period were as follows:

1.

Mine: Construction and underground activities have been progressing in preparation for the start-up of the Jacobina Mine. The dewatering of the Jacobina Mine was completed in April. Installation of electrical and service lines into the mine have been completed. The removal of the track haulage system has been complete. Slashing of the main haulage drifts to accommodate the large haulage trucks has been started and is scheduled for completion in September 2004.

2.

Mill process area: All main piping of the milling process circuits has been replaced or cleaned. The ball mills have undergone and passed technical inspections. Construction of the new leach tanks and the crusher foundations have started and are scheduled for completion in November 2004.

3.

Exploration: A drilling program (including assaying) is being conducted within the Jacobina Mine area; at Morro do Vento, which is expected to contribute substantially to production in the medium term; and in the northern area, which constitutes the “blue sky”.

For further information on the nature of the exploration and development expenditure, please refer to note 2 of the financial statements,

Significant operating expenses were as follows:

Management and administrative services costs, of $1 74,000 were incurred in the three months ended June 30, 2004, compared with $428,000 in the four months ended March 31, 2004 and $241,000 in the three months ended November 30, 2003. Included in the second and first quarters were bonuses paid upon the achievement of important milestones, of $215,000 and $110,000 respectively. No such payments were made in the third quarter. Also included in the above expense is $22,000 ($30,000 in the second quarter and $23,000 in the first quarter) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in basic management costs is in line with the growth in the Company; with additional staff being added as well as increased time commitments by existing members.

Investor relations and shareholders’ information, together with related Consulting fees, of $95,000 (four months ended March 31, 2004: $224,000 and three months ended November 30, 2003: $127,000) and $19,000 (four months ended March 31, 2004: $nil and three months ended November 30, 2003: $247,000) respectively in the three months ended June 30, 2004, relate to a sustained public relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Activities during the period included attendance at trade shows, internet based advertising, and reports in the printed media. The second quarter included the largest single expense, namely the preparation of the annual report ($53,000). The program driving the consulting fee expense in the first quarter is not expected to be repeated.

Travel and entertainment costs amounted to $132,000 in the three months ended June 30, 2004, compared with $45,000 and $119,000 in the second and first quarters respectively. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and raise the necessary finance for its ongoing activities. During the second quarter such activities included an extensive visit to Europe, including Zurich, Geneva and London. Also included in travel costs are corporate visits by directors, management and consultants to the Jacobina Mine.

Office and miscellaneous expenses increased to $1 29,000 in the three months ended June 30, 2004, compared with $54,000 in the four months ended March 31, 2004 and $112,000 in the three months ended November 30, 2003 (which included an annual insurance payment of $43,000). Desert Sun, together with certain other public companies who share office space and administrative services, negotiated and upgraded additional office space during the first six months of 2004. The costs relating to the expansion of the Toronto office were however contained, as the Company is reimbursed by these other companies for their proportional share of the expenses. The Toronto office is now fully functional and no further major expenses are expected during the remainder of 2004 in this regard.

Summary of Quarterly Results (Stated in Canadian Dollars)

	2004 3rd quarter	2004 2nd quarter	2004 1st quarter	2003 4th quarter	2003 3rd quarter	2003 2nd quarter	2003 1st quarter	2002 4th quarter
	June 30, 2004	March 31, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002
	3-months	4-months	3-months	3-months	3-months	3-months	3-months	3-months
Revenue	--	--	--	--	--	--	--	--
Net Loss for the period	542,864	5,116,187	834,985	637,293	441,785	794,973	380,022	103,742
Net Loss per share — basic and diluted	0.01	0.09	0.02	0.02	0.01	0.04	0.02	0.01

During 2002 and 2003 the Company substantially reorganized its operations; including the appointment of new officers and directors, who began work in earnest on developing the Jacobina concessions in September 2002. Ongoing head office expenses (net losses from operations) are expected to be in the range of $500,000 to $600,000 per quarter, net of extraordinary consulting fees, performance bonuses and unusual travel expenses. Included in the net loss for the three months ended June 30, 2004 and the four months ended March 31, 2004 are non-cash compensation expenses of $104,600 and $4,478,000 respectively. These book entries are expenses attributable to options issued to directors, officers, employees and consultants as valued in terms of the Black-Scholes option pricing model, Excluding this book entry the net loss for the third and second (four-month) quarters would be $438,264 and $638,263 respectively.

Selected Annual Information

(Stated in Canadian Dollars)

In January 2002, later revised in May 2002, Desert Sun entered into an option to earn a 51% interest in the Jacobina Mine paleoplacer gold property in Brazil; including the mineral rights, mines and a 4,200 tonne per day processing plant. To earn the 51% interest, the Company agreed to pay $25,000 and spend US$2 million exploring the Jacobina property, prior to December 31, 2004. In September 2002, for cash consideration of $100,000, Desert Sun negotiated an option to acquire the remaining 49% interest by paying $5 million within 90-days of earning the initial 51% interest. In August 2003 the Company acquired and cancelled an outstanding 1,7% Net Smelter Royalty covering the entire Bahia Gold Belt, paying $200,000 as part of its US$2 million obligation. In September 2003 Desert Sun confirmed that it had completed its spending commitment and concurrently exercised its option to acquire the remaining 49% interest in the Jacobina property for $5 million, settled through a cash payment of $2 million and the issue of 1,851,852 common shares at a price of $1.62 per share.

The principal source of cash for use in operations has been the issue of common shares. The Company completed two equity financings in fiscal 2003 for gross proceeds of $9.7 million.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The critical accounting estimates are related to recoverability of exploration expenditures, exploration property, plant and equipment and contingencies. Actual results could differ from these estimates.

Property acquisition costs and related direct exploration and development expenses are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off lithe properties are sold, allowed to lapse or abandoned, The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued on the acquisition of property interests. The recorded amounts represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

As a result of the exercise of its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (“VVI”) in September 2003, Desert Sun owns 100% of the Jacobina Mine and associated explorations properties, subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. (fiacobinau), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. Management believes that Jacobina has substantial tax losses in Brazil that may be carried forward to offset future taxable income from the Jacobina Mine, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determinable at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit. In terms of the agreement under which the Company acquired Jacobina, VVI provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are in the process of being settled; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management’s belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously. VVI has consistently met its obligations to the Company under this indemnity.

Technical Update

PREPRODUCTION UPDATE

The dewatering of the Jacobina Mine, from which the bulk of planned production will come, has been completed. Underground services are being installed to accommodate the mechanized equipment, and slashing of access areas has begun. The main haulage drifts to the Jacobina mine have been rehabilitated, with the removal of the track and ties from the previous haulage system in preparation for the new truck haulage system. The Jacobina Mine central offices are being repaired and upgraded. Progress is advancing well in preparation for the start of operation activities, including the installation of telephone and internet service and the rehabilitation of the main mine transformer sub-station. Technical inspections of the production facility and mill have been completed, and Engineering and Planning has commenced for the initial mining stopes.

The Company has finalized an order for mobile equipment from Atlas Copco, which has agreed to provide financing for this equipment over a period of 24-months. Delivery of the units will take place starting September 2004, with the final loader being delivered in January 2005, Atlas Copco will establish a Parts Warehouse at Jacobina and has entered into a Full Service Agreement with the Company. To ensure that Desert Sun meets its production timetable, Atlas Copco has agreed to provide appropriate bridge units, to be delivered to Jacobina in July and August 2004. The initial bridge units have arrived on site and are operating. Later these units will be available as backup units in support of Atlas Copco’s guarantees, and thereafter can be released or retained on a rental basis at the option of Desert Sun.

In June 2004, the State government of Bahia, Brazil provided tangible support for the Jacobina Mine through the signing of a “Protocol of Intentions”. The financial incentives contained in the Protocol enhance the viability of the Jacobina Mine, A key influencing factor the State government considered in issuing the Protocol of Intentions’ is the fact that the reopening of the Jacobina Mine will strongly promote economic growth, the generation of much-needed high-quality jobs, and social development in central-northern Bahia. In recognition of the multi-million dollar investment being made by Desert Sun in reopening the mines, under its Constitution and State laws the State of Bahia granted to Desert Sun the following incentives:

*

 Deferment of the ICMS (sales and services tax) on all importations of fixed assets required for the project as well as deferment of ICMS on acquisitions of assets manufactured in Bahia;

*

 The State of Bahia will engage and support Desert Sun in negotiations with the Federal and Municipal Agencies seeking the reduction of 75% of the “Internal Revenue Tax” (Corporate income Tax) for the next ten years, according to the legislation of the Northeast Brazil Development Superintendency (SUDENE);

*

 The State of Bahia will assist the Company in obtaining all necessary Federal, State, and Municipal licenses; and

*

 The State of Bahia will assist the Company in obtaining financing through public financing agencies: the Social and Economic Development Bank of Brazil (BNEDES), the State of Bahia Development Bank (DESENBAHIA) and the Northeast Bank of Brazil (BNB).

State Governor Mr. Paulo Souto, in a recent meeting in Salvador with the President and Senior Management of Desert Sun stated: “The reopening of the Jacobina Mines will bring to this economically depressed region of our State much needed support in terms of jobs and social security. The State of Bahia strongly supports such investments.”

Bahia’s Secretary ol Mines, Mr. Otto Alencar, while approving the paving by the State of the 11 kilometre road that connects the mine site to the city of Jacobina, added: “The technical expertise and the commitment to a modern operation that Desert Sun brings to Jacobina and to Bahia gives us the assurance of a successful mining operation in terms of economic and regional growth, social well being and sound environmental practices.”

In July 2004 the Company received the final operating and environmental permits required to re-start mining operations at the Jacobina Mine. In addition to the License of Operation for the mine, Desert Sun has been issued licenses for water usage and water discharge, permits for the purchase and use of cyanide in the metallurgical process, and permits for buying and use of explosives in the mining operations. Co-operation with the Bahia State government and the Departamento Nacional de Producao Mineral (DNPM) throughout this process has been excellent.

Renovation of the premises to be used for the independent laboratory for analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina Mine, to be designed, commissioned and operated by Lakefield Geosol Laboratorios Ltda. is nearing completion. All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model, which is ISO 9001:2000 compliant. Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification. Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte. Lakefield Geosol Laboratorios Ltda. is ajoint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil, and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories. Clients in Brazil include Companhia Vale do Rio Doce (CVRD) one of the largest integrated mining, smelting and manufacturing companies in the world. Quality is continually monitored via regular proficiency and inter-laboratory tests.

EXPLORATION UPDATE

Desert Sun is conducting a significant exploration program in 2004 that is focused on exploring several new targets identified in the 2003 drill program, most notably Morro do Vento, Canavieiras Mine and the northern “blue sky” areas, as well as on increasing the mineral resources in the main production area at João Belo. To June 30, 2004, 102 holes totaling 24,702 metres had been completed. The Company expects to complete this phase of the exploration drilling program, which will comprise a total of 30,000 metres, by September 2004.

Drilling at Morro do Vento continues to confirm the potential to outline a large mineral resource amenable to low cost bulk mining techniques. The target Intermediate reef package at Morro do Vento is consistently about 60 to 70 metres wide and extends along the full two kilometres strike length with extensive garimpos (free miner workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal. Morro do Vento is located about 1.5 kilometres from the processing plant and existing mines, and approximately nine kilometres from the town of Jacobina. Highlights of results released in this third quarter include 1.03 grams gold per tonne over a true width of 61.8 metres, including a higher grade intersection of 2.27 grams gold per tonne over a true width of 9.8 metres in hole MVT-339 and 0.95 grams gold per tonne over a true width of 58.5 metres with a higher grade portion of 2.30 grams gold per tonne over a true width of 20.7 metres in hole MVT-347. Desert Sun plans to complete an additional 3,500 metres of drilling in the quarter to September 2004 to complete definition drilling at approximately 50 metre centres in the core section of the deposit for a strike length of approximately 900 metres to a depth of 150 to 200 metres below surface. The new drill information combined with historical data will form the basis for estimation of a new mineral resource to be completed in the fall of 2004.

The first stage of metallurgical tests to be carried out by SGS Lakefleld Research on samples from diamond drill holes on the Morro do Vento open pit target, to determine recoveries using conventional milling, reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97,0%. No significant difference in extraction was observed for the tests conducted at shorter, 12 hour, and longer, 48 hour, leach times. Sample selection and the metallurgical test process were reviewed by Bruce Ferguson, P.Eng. consulting metallurgist of Kappes, Cassidy & Associates. All samples were originally prepared and tested for gold by tire assay by Lakefield Geosol in Brazil. Desert Sun is continuing further test work to determine the heap leach potential for Morro do Vento.

At the Canavieiras Mine, located three kilometres north of the 4,200 tonnes per day processing plant that is currently being refurbished by Desert Sun in preparation for production, the mineralized horizons are located within a fault-bounded block that is approximately 1.2 kilometres long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. The mine was last worked in 1998, and past production totaled 458,247 tonnes at a grade of 8.65 g AuIt. Excellent results have been returned on drilling of the “MU and LU reefs” located about 50 to 100 below the old workings. Highlights of results released in this third quarter include 6,19 grams gold per tonne over a 5.7 metre width in the MU reef and 3.68 grams gold per tonne over a true width of 11.7 metres in the LU reef intersected in hole CAN-28. This hole also intersected 5,85 grams gold per tonne over a true width of 8.1 metres in the eastern extension of the combined Piritoso and Liberino reefs from which all of the previous production was obtained. Hole CAN-21 intersected 8.47 grams gold per tonne over a core length of 13.0 metres in the Hollandez reef which is just above the old workings. These results confirm that there is excellent potential to outline significant higher grade resources in several zones within the Canavieiras Mine.

Initial drilling results at João Belo have indicated the potential for a major depth extension. The João Belo Mine contains measured and indicated mineral resources of 9,119,000 tonnes at 2.34 grams gold per tonne containing 684,800 ounces of gold and an inferred mineral resource of 8,574,000 tonnes at 2.74 grams gold per tonne containing 764,100 ounces of gold as reviewed and reported on by Micon International in August 2003, Hole JBA-298 intersected the main “LMPC” reef which was mined at the João Belo Mine about 365 metres below the 605 level, which is the lowest level reached by the ramp in the mine, This hole returned 2.12 grams gold per tonne over 19.9 metres true width including a higher grade section of 2.70 grams gold per tonne over a true width of 11.7 metres. The zone is open at depth and likely extends to at least one kilometre below surface. Drilling will continue on this target in the third calendar quarter.

Desert Suns wholly owned Bahia Gold Belt property now totals 131,539 hectares, which includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 of filed applications for exploration concessions. The property now covers a strike length of 155 kilometres over the Jacobina Group sedimentary rocks, which underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, which has outlined four major target areas for more detailed followup. These targets include a 45+ kilometre strike length extension of the Serra do Corrego Formation conglomerates, which hosts the existing mines and the already-identified (14,802,000 tonnes at 2.86 g Au/t containing) 1.36 million ounces measured and indicated mineral resource and (29,487,000 tonnes at 2.62 g Au/t containing) 2.47 million ounces inferred mineral resource on less than 10% of the property. Regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling by the Company in the Pindobacu area 55 kilometres north of Jacobina, has identified gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Corrego Formation. This target area is close to a major north-northeast striking fault contact zone with the Archean Mundo Novo greenstone belt. Other target areas include the Pindobacu Outlier which extends for 23 kilometres along strike with numerous gold garimpos (free miner workings) and the Maravilha Fault zone which extends for a strike length of 60 kilometres. Desert Sun plans to carry out a 2,000 metre drill program in the third calendar quarter to test targets identified from soil geochemical sampling by Desert Sun and a recently completed induced polarization geophysical survey by Fugro-LASAGeomag.

Financial Conditions, Liquidity and Capital Resources

As at June 30, 2004 Desert Sun had cash and equivalents totaling $23.8 million and no debt. The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations. The principal source of cash for use in operations has been from the issue of common shares.

In September 2003 the Company issued 8,11 5,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. In November 2003 Desert Sun raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc. The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

In June 2004 the Company signed a letter agreement with Quest Capital Corp. (“Quest”) for the last stage of the financing required for reactivating the Jacobina Gold Mines in Brazil. The financing is subject to the usual conditions, including due diligence and definitive documentation, and the facility is expected to be in place by the end of August 2004. The letter agreement provides for a secured bridge loan of up to $15 million, repayable 12-months from drawdown of the loan. Desert Sun may repay the loan at any time prior to maturity, without notice or penalty, and may extend the term of the loan for an additional 12-months, subject to the payment of an extension bonus. Interest will be at the rate of 1% per month, payable on the last business day of each month. Upon the signing of the binding agreement, the Company will also issue Quest three million warrants, subject to regulatory approval, to purchase common shares in the capital of the Company for and at an exercise price of $2.50 per share at any time up to November 20, 2008. The warrants to be issued are of the same class as those listed on the Toronto Stock Exchange under the symbol DSM,WT. The loan will be made to Desert Sun Mining Corp. and will be secured over the shares, property and assets of its wholly-owned Brazilian subsidiary, Jacobina Mineracao e Comercio Ltda. Sprott Securities Inc. acted as an advisor to Desert Sun on this transaction. Quest is a publicly traded merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. Quests primary business is providing asset backed commercial bridge loans of between $500,000 to $20,000,000 to publicly listed companies, generally operating in mining, oil and gas, manufacturing, real estate, and technology industries.

Management Changes

The Company is pleased to announce that it has appointed Kurt Menchen as Vice President, Business Development, Brazil. One of Mr. Menchen’s first tasks will be to establish the mineral resource for Morro do Vento and conduct appropriate economic evaluations on the project using both conventional and heap leach recovery methods. The studies are expected to be completed by year end. Mr. Menchen is also responsible for all liaison with Municipal, State and Federal agencies, and well as the local community.

Accounting Standards

Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company’s asset base, shareholders’ equity, and loss from operations would be materially different.

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a lair value compensation expense has been recorded for the three months ended June 30, 2004 and the four and seven months ended March 31, 2004 for awards granted (and vested) in those periods.

Uncertainties and Risk Factors

Desert Suns primary objectives are the development of the Jacobina Mine and the exploration of the Bahia Gold Belt. Instability in the market price of gold may affect interest in resource properties and the development of and production from such properties. In the absence of cash flow from operations, Desert Sun relies on the capital markets (equity and potentially, debt) to fund its operations. The ongoing exploration and successful development of the Jacobina Mine will require additional financing. There can be no assurance that adequate funding will be available, or available under terms favourable to the Company.

The Company’s operations are subject to all the hazards and risks normally incident to the exploration, development and mining of resource deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposits size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of them may impede the development of a deposit or render it uneconomic.

For a more complete description of the uncertainties and risk factors facing the Company, please refer to Management’s Discussion and Analysis of the audited annual financial statements for the year ended August 31, 2003l

Outlook

The Company is on target to be in production by early 2005, and producing at a steady state rate of at least 100,000 ounces per year by the second quarter of 2005. Orders for the mechanized equipment, which include finance terms, have been confirmed with major equipment suppliers.

SNC Lavalin completed a Feasibility Study for Desert Sun in September 2003, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina had the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold, based on the work done at the time of the study. A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce [approximately US$400 per ounce at the time of this report] and a Real to US$ exchange rate of 3:1 [approximately $3.07 US$1.00 at the time of this report], the mine can be in production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US$189 per ounce.

Forward-looking Statements

The Interim Report, including this MD&A, contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Other risks are outlined in the Uncertainties and Risk Factors section of the Management’s Discussion & Analysis for the year ended August 31, 2003, Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a variety of reasons.

August 9, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29610

(Registrant)

Date: October 20, 2004      By /s/ Bruce Humphrey_____________________________

                                                 Bruce Humphrey, President/CEO/Director